UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

(Registrant’s Name)

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Notice of 2026 Annual General Meeting
99.3	Form of Proxy for 2026 Annual General Meeting

99.4	Voting Card for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

Date: March 10, 2026	By:	/s/ Changlin Liang
	Name:	Changlin Liang
	Title:	Director and Chief Executive Officer

Exhibit 99.1

Dingdong (Cayman) Limited to Hold 2026 Annual General Meeting of Shareholders on March 27, 2026

SHANGHAI, March 10, 2026 — Dingdong (Cayman) Limited (the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, today announced that it will hold the 2026 annual general meeting of shareholders (the “AGM”) at Building T4, Zhangjiang Science Gate, Lane 188 Yuren Road, Pudong District, Shanghai 201210, People’s Republic of China on March 27, 2026 at 8:00 PM Shanghai time.

The purpose of the AGM is for the Company’s shareholders to consider and, if thought fit, pass each of the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice, which contains detailed proposals and additional information regarding the AGM, and the form of proxy for the AGM are available on the Company’s website at https://ir.100.me. The board of directors of the Company fully supports the proposed resolutions set out in the AGM Notice and recommends that shareholders and holders of the Company’s American depositary shares (“ADSs”) vote in favor of these resolutions.

The board of directors of the Company has fixed the close of business on March 9, 2026, Shanghai time as the record date for determining holders of the Company’s ordinary shares entitled to receive notice of, attend and vote at the AGM or any adjournment or postponement thereof (the “Ordinary Share Record Date”). Holders of record of the Company’s ADSs at the close of business on Friday, March 6, 2026, New York time (the “ADS Record Date”, and together with the Ordinary Share Record Date, the “Record Date”) who wish to exercise their voting rights must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADSs.

Shareholders and ADS holders may access the Company’s public filings free of charge at the Company’s investor relations website https://ir.100.me, and on the SEC’s website www.sec.gov.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers’ evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic, operational, share repurchase and dividend plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the successful completion of the Transaction; Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; Dingdong’s proposed use of proceeds; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.2

DINGDONG (CAYMAN) LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF 2026 ANNUAL GENERAL MEETING

to be held on March 27, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting (“AGM”) of Dingdong (Cayman) Limited (the “Company”) will be held on March 27, 2026 at 8:00 PM Shanghai time.

I. MEETING ACCESS

Pursuant to the Company’s Memorandum and Articles of Association, the AGM will be conducted as an online meeting to facilitate shareholder participation:


Electronic Participation: Shareholders may participate in the AGM via teleconference. Such participation shall constitute presence in person at the meeting.

Management’s remarks will be conducted in English and Mandarin.

For shareholders who wish to attend virtually, please dial in using the following numbers (Conference ID: 3572063):


International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 3572063

The replay will be accessible through April 03, 2026 by dialing the following numbers:


International: 1-412-317-0088

United States: 1-855-669-9658


Access Code: 7533741

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.100.me.

II. AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing the following resolutions as Ordinary Resolutions:

Resolution 1: Approval of the Transaction THAT, the entry by the Company into the definitive Share Purchase Agreement (the “Share Purchase Agreement”) with Two Hearts Investments Limited (the “Buyer”), a wholly-owned subsidiary of Meituan (HKEX: 3690), and the consummation of the transactions contemplated thereunder (the “Transaction”), be and is hereby approved, confirmed and ratified in all respects.

Pursuant to the Share Purchase Agreement, the Company has agreed to sell to the Buyer all issued and outstanding shares of Dingdong Fresh Holding Limited, the Company’s wholly-owned subsidiary incorporated in the British Virgin Islands, which holds through a series of wholly-owned and majority equity interest subsidiaries substantially all of the Company’s operations in China.

Resolution 2: Authorization for Use of Proceeds THAT, subject to and conditional upon the closing of the Transaction and the receipt by the Company of the cash proceeds therefrom, and compliance with the Companies Act of the Cayman Islands, the Board of Directors (the “Board”) be and is hereby authorized to utilize not less than 90% of the Company’s cash balance after the closing (after adjustments for Transaction-related costs and expense payables) for share repurchase plans and/or the issuance of dividends to the Company’s shareholders, at such time, in such manner as the Board, in its absolute discretion, deems appropriate and in the best interests of the Company.

Resolution 3: General Authorization THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

In addition, the AGM will transact any other business properly brought before it.

III. VOTING AND PROXY INSTRUCTIONS

The resolutions put to the vote at the AGM will be decided by poll.

The Board has fixed the close of business on Monday, March 9, 2026 (Shanghai time) as the record date for Ordinary Shares (the “Ordinary Share Record Date”) and the close of business on Friday, March 6, 2026 (New York time) as the record date for American depositary shares (“ADSs”) (the “ADS Record Date”, together with the Ordinary Share Record Date, the “Record Date”), for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Ordinary Share Record Date are entitled to attend and to vote at the AGM and any adjourned or postponed meeting thereof. A holder of the Company’s ordinary shares entitled to attend and to vote at the AGM is entitled to appoint one or more proxies to attend the AGM and, on a poll, vote instead of him/her. A proxy need not also be a holder of the Company’s ordinary shares.

Holders of record of the Company’s ADSs, at the close of business on the ADS Record Date may attend, but may not vote directly at the AGM. To exercise their voting rights for the underlying Class A ordinary shares, ADS holders must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of the Company’s ordinary shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the Company’s ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights.

•
For Ordinary Shares: We must receive the proxy form by no later than 8:00 PM, Shanghai time, on March 25, 2026 at Building T4, Zhangjiang Science Gate, Lane 188 Yuren Road, Pudong District, Shanghai 201210, People’s Republic of China, Attention: IR department, or by email to ir@100.me, to ensure your representation at the AGM.
•
For ADSs: Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

The appointment of a proxy shall not preclude a holder of the Company’s ordinary shares from attending and voting at the AGM or any adjourned or postponed meeting thereof.

IV. DOCUMENT ACCESS

Shareholders may access the Company’s public filings including the Proxy Statement, free of charge at the Company’s investor relations website https://ir.100.me, and on the SEC’s website www.sec.gov.

By Order of the Board of Directors,
Changlin Liang
Chairman

Shanghai, China

March 10, 2026

Agreement on the Transfer of Equity

in

Dingdong Fresh Holding Limited

February 5, 2026

Table of Contents

Page No.

Article 1 Definitions

Article 2 This Transaction

Article 3 Conditions for this Transaction

Article 4 Closing of this Transaction

Article 5 Representations and Warranties

Article 6 Covenants of the Parties

Article 7 Liability for Breach

Article 8 Effectiveness and Termination

Article 9 Confidentiality

Article 10 Costs and Expenses

Article 11 Notices

Article 12 Governing Law and Dispute Resolution

Article 13 Miscellaneous

Schedule 1 Details of the Target Company

Schedule 2 Representations and Warranties

Schedule 3 Disclosure Letter

Schedule 4 Closing Checklist

Schedule 5 Financial Data as of the Base Date

Agreement on the Transfer of Equity in Dingdong Fresh Holding Limited

This Agreement on the Transfer of Equity in Dingdong Fresh Holding Limited (this "Agreement") is entered into by and among the following parties on February 5, 2026 (the "Date of Signing"):

(1) Dingdong (Cayman) Limited, a limited liability company incorporated under the Laws of the Cayman Islands with registration number of 【·】 (the "Cayman Company" or "Transferor" or "Guarantor");

(2) LIANG Changlin, a Chinese natural person with ID card number of 【·】 (the "Founder");

(3) Two Hearts Investments Limited, a limited liability company incorporated under the Laws of the British Virgin Islands with registration number of 【·】(the "Investor" or "Transferee").

Each of the parties mentioned above is hereinafter individually referred to as a "Party", and collectively as the "Parties".

WHEREAS:

(1) As of the Signing Date hereof, Dingdong Fresh Holding Limited (the "Target Company" or the "Company") is a company incorporated under the Laws of the British Virgin Islands with registration number of 【·】. The primary business of the Group Companies (as defined below) is the retail of fresh food and groceries (the "Primary Business"). As of the Signing Date hereof, the Transferor holds 100% equity in the Target Company. The details of the Target Company as of the Signing Date hereof are set forth in Schedule 1 hereto;

(2) The Transferor intends to transfer, and the Investor intends to acquire from the Transferor, all of the equity directly held by the Transferor in the Target Company, both in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

Article 1 Definitions

1.1 Definitions

Unless otherwise defined herein, the following terms in this Agreement shall have the meanings set forth below:

"Force Majeure Event" refers to an objective situation beyond the reasonable control of a Party, which could not be foreseen, avoided or overcome, including but not limited to war, acts of terrorism, earthquakes, floods, typhoons, epidemics, pandemics and other natural disasters.

"Business Day" refers to any day other than a Saturday, Sunday, statutory holiday, or other day on which commercial banks are closed for business in mainland China, Hong Kong or the British Virgin Islands.

"Affiliate" of a certain person (the "Person") means, (i) where such Person is not a natural person, any other person that, directly or indirectly, controls, is controlled by, or is under common control with such Person, or any other person that constitutes a related party of such Person as defined under the Accounting Standards for Enterprises No. 36 – Disclosure of Related Parties; (ii) where such Person is a natural person, any other person directly or indirectly controlled by such Person, or an immediate family member of such Person, or any other person directly or indirectly controlled by such immediate family member. For the avoidance of doubt, (x) the Investor shall not be deemed an Affiliate of any Group Company prior to the Closing; (y) independent directors of any Person shall not constitute an Affiliate of such Person.

"Related-party Transaction" refers to any transaction conducted with a related party as defined under U.S. generally accepted accounting principles ("US GAAP") (provided that, (a) transactions among Group Companies shall not be considered Related-party Transactions hereunder; (b) a Group Company's execution of documents of a labor or equity incentive nature with its employees, or payment of labor remuneration or the granting of incentive equity to its employees shall not be considered Related-party Transactions hereunder; (c) a Group Company's provision of daily services for the retail of fresh food and groceries to relevant Persons (i.e., relevant Persons' placement of orders on Dingdong Maicai's B-To-C online platform or channels as users, and the Group Company's provision of services accordingly) shall not be considered Related-party Transactions hereunder; (d) transactions between a Group Company, as one party, and the Cayman Company or its subsidiaries (other than the Group Companies), as another party, shall constitute Related-party Transactions hereunder).

"Listed Company Group" refers to the Cayman Company and all subsidiaries controlled by it.

"Outside Entity" refers to any entity within the Listed Company Group other than the Group Companies.

"Overseas Business" refers to the inter-company commercial trade business conducted by the Outside Entities.

"Group Companies" refers to the Target Company and its direct or indirect domestic and overseas subsidiaries/branches and any other subordinate enterprises Controlled by it (for the avoidance of doubt, it excludes Hata (Shanghai) Supply Chain Management Co., Ltd. ("Shanghai Hata") and Hata (Hainan) Supply Chain Management Co., Ltd. ("Hainan Hata", together with Shanghai Hata, individually or collectively refer to as "Hata")).

"Transaction Documents" refer to (i) this Agreement and its schedules, (ii) the Instrument of Transfer ("IOT") for this equity transfer jointly confirmed and duly executed by the Transferor and the Investor; and a "Transaction Document" refers to any one of them.

"Immediate Family Members" of a natural Person refer to the immediate family members of such natural Person, including spouse, parents, grandparents, siblings and their spouses, spouse's parents, spouse's siblings and their spouses, children and their spouses, grandchildren and their spouses, great-grandchildren and their spouses.

"Control" of a Person means: (i) holding more than 50% of the issued shares or other equity or registered capital of such Person; or (ii) having the power to determine the management or policies of such Person, whether through the ownership of more than 50% of the voting rights in such Person, or through a legally valid proxy for more than 50% of the voting rights in such Person, or through the right to appoint the majority of the board of directors or similar governing body of such Person, or by contract or otherwise. The term "Person" used in this definition does not include a natural Person.

"Tax Return" refers to the tax filing form submitted by the Transferor to the competent Tax authority, specifying the specific amount, calculation method (if applicable), and calculation process (if applicable) of all Taxes Payable (as defined below) by the Transferor in connection with this Transaction.

"Tax Return Receipt" refers to the receipt issued by the competent Tax authority or generated by the system of the competent Tax authority indicating that the Tax Return has been submitted, following the Transferor's submission of the Tax Return to the competent Tax authority in connection with this Transaction.

"Encumbrance" refers to, granted to any Person or arising due to contractual or statutory reasons (but excluding those created by Applicable Laws itself), (i) mortgages, pledges, liens, other security interests, priorities, voting rights entrustments or restrictions on transfer over specific property; (ii) judicial compulsory measures such as seizure, impoundment, or freezing over specific property; and (iii) effective restrictions on the rights attached to specific property concerning the ownership, possession, use, disposal or proceeds of such property.

"Person" refers to any individual, company, enterprise, partnership, trust, government, Governmental Authority or other entity.

"Applicable Laws" or "Laws" mean, with respect to a Person, treaties, laws, administrative regulations, local regulations, rules, judicial interpretations, judgments, rulings, arbitral awards, and other normative documents promulgated by Government Authorities that are publicly available, effective and applicable to such Person or binding upon such Person or its property.

"Tax" or "Taxes" means any and all taxes and similar charges in various forms, and interest, fines, additional charges, late fees, or penalties related to the foregoing, levied, withheld, or assessed by the central or local governments of China, Hong Kong, the British Virgin Islands, the Cayman Islands or other jurisdictions with authority. Terms such as "Taxation" used herein shall have the same meaning unless otherwise specified.

"Losses" refer to any losses, damages/compensation for breach of contract (including the liability for compensation actually borne by a Party to its counterparty under relevant contracts), liabilities, claims, actions, demands for payment, judgments, settlements, taxes, interest, costs, expenses, and disbursements (including but not limited to, various reasonable expenses incurred in pursuing a claim for breach (including corresponding reasonable litigation/arbitration costs and attorneys' fees), losses, expenses, costs, or disbursements arising from third-party claims or demands) suffered, incurred or sustained by a Party. However, it does not include any loss of prospective profits, punitive or indirect damages (such as loss of revenue, loss of income or business opportunities, diminution in value or valuation), nor does it include the amount of any compensation already received or amounts already recovered by such Party from any third party. For the avoidance of doubt, with respect to the liability for compensation assumed by relevant entity under the Transaction Documents, and subject to the provisions of Article 7.6 (Limitation of Liability) hereof, the determination/calculation of the corresponding loss amount shall be subject to the written confirmation of the corresponding indemnitor, or the final and effective ruling of the dispute resolution body hereunder.

"Investor Indemnitees" refer to the Investor and/or the Group Companies (after the Closing Date).

"Property Defects" refer to any defects in the title to the properties occupied or used by the Group Companies (including owned properties and leased properties), or the failure to obtain corresponding Governmental Approval for such properties, or the use of relevant properties in a manner inconsistent with the planned usage or in violation of the requirements of relevant Governmental Approval, or the use of relevant properties without going through proper completion or fire safety acceptance inspection procedures, or the lessor's lack of right to lease relevant leased properties due to its failure to obtain the title certificate for the leased properties or due to unclear authorization, or any defects in the lease contract or tenancy itself (including expired leases, leases not stamped with stamp duty and/or not signed by the parties thereto, etc.), or the Group Company's breach of the lease contract or tenancy (including breach of provisions related to rent payment, subleasing, prohibition of sharing, and insurance purchase, etc.), or failure to register or file the lease for leased properties, etc., which, individually or collectively, have actually resulted in more than 10% of the total properties occupied or used by the Group Company (including owned properties and leased properties) (calculated based on usable floor area) becoming unusable after the Closing Date.

"Hong Kong" refers to the Hong Kong Special Administrative Region of the People's Republic of China.

"RMB" refers to Renminbi Yuan, the legal currency of China, unless otherwise specified.

"Governmental Authorities" refers to any and all competent governments or their subordinate governmental, managerial or administrative bodies; departments of such governments or their subordinate bodies; courts or arbitral tribunals, and regulatory authorities of stock exchanges.

"Governmental Approvals" refer to any and all approvals, licenses, permits, clearances, consents, and authorizations granted by any Governmental Authorities, and registrations and filings made with any Governmental Authorities.

"China" means the People's Republic of China. For the sole purposes of this Agreement, it refers to Mainland China and excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region.

"Greater China" includes Mainland China, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region.

"Material Adverse Effect" or "Material Adverse Change" refers to any occurrence or non-occurrence of any matter, circumstance or event, which, individually or collectively, (i) has a material adverse effect on the Primary Business, assets, property or financial condition of the Group Companies (taken as a whole), resulting in an actual economic Loss exceeding USD50 million (for the avoidance of doubt, (1) for the purpose of this definition, any decrease in operating income or operating Loss of the Group Companies (other than the decrease in operating income or operating Loss resulting from the Guarantor's breach of the provisions of Article 6.2 (Business Operation during the Transition Period) and Article 6.3 (Restrictions on Actions during the Transition Period) hereof due to willful misconduct) shall not be included in the said Loss; (2) if the relevant parties dispute the amount of Loss, it shall be determined by the final and effective ruling of the dispute resolution body hereunder; (3) if the Guarantor itself compensates or designates another entity outside the Group Companies to compensate for the actual economic Loss incurred by the Group Companies, the corresponding compensation amount actually received by the Group Companies shall be deducted from such actual economic Loss; (4) any decrease in market value, valuation, brand value, goodwill, etc. (other than the decreases in market value, valuation, brand value, goodwill, etc. resulting from the Guarantor's breach of the provisions of Article 6.2 (Business Operation during the Transition Period) and Article 6.3 (Restrictions on Actions during the Transition Period) hereof due to willful misconduct) shall not be included in the said Loss), or (ii) has a material adverse effect on the ability of the Guarantor and/or the Founder to perform their principle obligations hereunder (i.e., the obligation to transfer the Target Equity to the Investor in accordance with the provisions of Article 2 hereof). However, effects resulting, directly or indirectly, individually or collectively, from the following circumstances shall not constitute a Material Adverse Effect: (i) general changes in economic conditions or business conditions applicable to enterprises in the core regions where the Group Companies conduct their business (i.e., Shanghai Municipality, Jiangsu Province, Zhejiang Province), provided that the impact of such changes on the Group Companies (taken as a whole) does not exceed the average impact on comparable companies in the same region, and does not cause the Primary Business of the Group Companies to become unsustainable; (ii) general changes in the industry of the Primary Business in which the Group Companies operate, provided that the impact of such changes on the Group Companies (taken as a whole) does not exceed the average impact on comparable companies in the same industry, and does not cause the Primary Business of the Group Companies to become unsustainable; (iii) the occurrence of military conflicts, war, or terrorist events, hurricanes, floods, earthquakes, epidemics leading to the complete lockdown of the core regions where the Group Companies conduct their business (i.e., Shanghai Municipality, Jiangsu Province, Zhejiang Province), or other natural disasters, provided that the impact of such changes on the Group Companies (taken as a whole) does not exceed the average impact on comparable companies in the same region, and does not cause the Primary Business of the Group Companies to become unsustainable; (iv) changes in Applicable Laws or Accounting Standards generally applicable to enterprises in the industry of the Primary Business, provided that the impact of such changes on the Group Companies (taken as a whole) does not exceed the average impact on comparable companies in the same industry, and does not cause the Primary Business of the Group Companies to become unsustainable; (v) actions stipulated/permitted in the Transaction Documents; actions expressly approved by the Investor and/or its Affiliates (provided that the Guarantor and/or the Founder did not conceal material information when the Investor inquired with the Guarantor and/or the Founder about such matters); (vi) actions taken in accordance with the express provisions of the Divestiture Plan; (vii) circumstances disclosed or set out in the Disclosure Letter in Schedule 3 as of the Signing Date.

"Net Cash" refers to, as of the relevant date, all cash and cash equivalents, short-term investments, restricted cash, long-term deposits as included in the other non-current assets, net of allowance for credit losses, in the consolidated balance sheet of the relevant entity (as applicable according to the specific provisions below) prepared under US GAAP, minus short-term borrowings. For the avoidance of doubt, Schedule 5 hereto sets forth the details of the Net Cash of the Group Companies on a consolidated basis as of the Base Date.

"Base Date" refers to December 31, 2025.

"Accounting Standards" refer to US GAAP, unless otherwise specified.

"Net Working Capital" means the net amount of operating assets minus operating liabilities in the consolidated balance sheet of the Group Companies prepared under US GAAP as of the Base Date. Wherein, operating assets include the following: accounts receivable, net of allowance for credit losses; advances to suppliers; inventories, net; prepayments and other current assets; other non-current assets, net of allowance for credit losses, excluding long-term deposits. Operating liabilities include the following: salary and welfare payable; accounts payable; customer advances and deferred revenue; operating lease liabilities, current; operating lease liabilities, non-current; and accrued expenses and other current liabilities. For the avoidance of doubt, (1) the said items exclude related-party balances between the Group Companies and the Outside Entities and/or the Founder; (2) Schedule 5 hereto sets forth the details of the Net Working Capital of the Group Companies on a consolidated basis as of the Base Date.

"Debt-Like Items" means the redeemable non-controlling interests and other non-current liabilities in the consolidated balance sheet of the Group Companies prepared under US GAAP as of the Base Date. For the avoidance of doubt, Schedule 5 hereto sets forth the details of the Debt-Like Items of the Group Companies on a consolidated basis as of the Base Date.

"Fund Leakage" means any of the following circumstances, but in each case excluding: (i) any Permitted Fund Leakage, (ii) circumstances where, although the following has occurred, such circumstances have been reversed and restored financially to their original state prior to the Closing Date:

(a) Any Group Company's declaration, payment or distribution of any dividends or distributions (whether in cash or in kind) to any Outside Entity, the Founder, or their respective Affiliates (which, for the purpose of this definition, exclude the Group Companies, the same hereinafter), or payment of any capital reduction amounts, or repayment of principal or interest on debts;

(b) Any Group Company's payment of or otherwise incurrence of liability for, any fees, costs, or expenses related to this Transaction (except for reasonable fees incurred by the Group Company for government authority registrations, filings, and/or information submissions related to this Transaction);

(c) Any Group Company's waiver or release of any debts, claims or other value in favor of any Outside Entity, the Founder, or their respective Affiliates;

(d) Any Group Company's payment of any nature (including bonuses or any other form of remuneration) to any Outside Entity, the Founder, their respective Affiliates, or any officers, officials, or directors of the foregoing;

(e) Any Group Company's transfer or abandonment of assets, or provision of guarantees or pledges, for the benefit of any Outside Entity, the Founder, or their respective Affiliates;

(f) Any agreement or arrangement entered into to effectuate any of the circumstances set forth in Paragraphs (a) to (e) above; and

(g) Any taxes paid or payable (or that would be payable but for the use of Tax relief measures) by any Group Company arising from any of the circumstances set forth in Paragraphs (a) to (e) above.

"Permitted Fund Leakage" means any of the following:

(a) Any amounts specifically accrued or reserved in the management accounts;

(b) Any salaries, directors' fees, pension contributions, reimbursed expenses, bonuses, or other benefits paid by any Group Company to its employees, directors, officers, or consultants in the ordinary course of business, in accordance with the terms of relevant employment or service contracts or in a manner consistent with past practice;

(c) Any payments, accruals, asset transfers, debt assumptions, or actions incurred by any Group Company expressly in accordance with the provisions of the Divestiture Plan (for the avoidance of doubt, this item (c) includes operating expenses and costs related to the Overseas Business, personnel, and assets that have not yet been divested in accordance with the Divestiture Plan (which also include the labor costs of Spin-off Personnel not yet divested according to the Divestiture Plan), provided that such operating expenses and costs do not exceed USD 5 million in total);

(d) Cash withdrawals made in accordance with the provisions of Article 6.17 (Fund Withdrawal Arrangements) hereof;

(e) Any other payments, accruals, asset transfers, debt assumptions, or actions taken by any Group Company pursuant to the instructions of the Transferee, or with the written consent or approval of the Transferee, or expressly provided for in this Agreement;

(f) The performance by any Group Company of existing contracts entered into with any Outside Entity or any of its Affiliates in accordance with Article 3.1(k), or the payment by any Group Company of routine business transaction amounts to Hata (provided that the transaction prices under such business transactions are not unfairly priced to the detriment of the interests of the Group Companies); and

(g) Any taxes paid or payable (or that would be payable but for the use of tax relief measures) by any Group Company arising from any of the circumstances set forth in Paragraphs (a) to (f) above.

1.2 Interpretation

(a) The phrase "directly or indirectly" means directly, or indirectly through Affiliates or by contract or otherwise.

(b) "To the knowledge" of a Person means the actual knowledge of the relevant Person and the knowledge such Person ought to have after due and prudent inquiry of the management of the Group Companies.

(c) Headings are for convenience only and shall not affect the interpretation of the provisions of this Agreement.

(d) "Include" and similar expressions shall be construed as "including but not limited".

(e) Any reference to any Law or statutory provision means such Law or statutory provision as amended, modified, consolidated or re-enacted from time to time.

(f) Any reference to this Agreement shall be deemed to include the schedules and schedules hereto, which form an integral part of this Agreement.

(g) Where financial and accounting terms in Chinese language are accompanied by an English translation, the specific meaning shall be governed by the English wordings, with the Chinese provided for reference only.

(h) For the avoidance of doubt, for the purposes of this Agreement, the exchange rates between currencies (including the exchange rate of USD to RMB) shall be based on the central parity rate published by the China Foreign Exchange Trade System, as authorized by the People's Bank of China, as at December 31, 2025.

Article 2 This Transaction

2.1 Arrangement for this Transaction

Subject to the terms and conditions of this Agreement, the Transferor agrees to transfer to the Investor, and the Investor agrees to acquire from the Transferor, 100% equity in the Target Company (corresponding to 1 ordinary share of the Target Company) and all rights and interests attached thereto (the "Target Equity"), such transfer to be effective from the Closing (this "Transaction"). After the Closing of this Transaction, the Investor will hold 100% equity in the Target Company (corresponding to 1 ordinary share of the Target Company).

The Target Equity to be transferred by the Transferor shall be free and clear of any Encumbrances, options, or any other third-party rights or claims that might hinder or restrict this Transaction or impair or adversely affect the value of the Target Equity. The Transferor hereby agrees to this Transaction and waives any pre-emptive rights or other similar preferential rights, consent rights, and any rights that would restrict the implementation or completion of this Transaction that it may enjoy under Applicable Laws, the current articles of association of the Target Company and other relevant documents.

2.2 Equity Transfer Price and Payment Thereof

(1) The Parties agree that, subject to the provisions of Articles 2.3(3), 2.3(4), 2.3(5) and 2.5 hereof, the equity transfer price in respect of this Transaction shall be USD 717 million (the "Equity Transfer Price").

(2) The Parties agree that the Investor shall pay 90% of the Equity Transfer Price (the "Initial Payment") on the Closing Date (as defined below) to the following bank account designated by the Transferor (the "Transferor's Account"):

【·】

(3) The Parties agree and acknowledge that, subject to the provisions of Article 7.3 hereof, the balance payment for this Transaction shall be 10% of the Equity Transfer Price (the "Balance Payment").

The Balance Payment shall be paid by the Investor to the Transferor's Account within five (5) Business Days after both of the conditions set forth in the following items (i) and (ii) are satisfied: (i) the Transferor has paid all Taxes Payable (as defined below) in accordance with the provisions of Article 6.7(a) hereof, and has provided the Investor with the corresponding Tax Return (if any), Tax Return Receipt (if any) or any other document that can prove the tax filing has been completed (if any), and the tax payment certificate; (ii) the amount of Fund Leakage (if any) incurred by the Group Companies during the period from the Base Date (exclusive) up to Closing Date (inclusive) has been confirmed by the Guarantor and the Investor in accordance with the provisions of Article 2.5 hereof (provided that such confirmation shall in no event be later than two (2) months after the Closing Date, failing which the condition set forth in this item (ii) shall be deemed satisfied (provided that such deemed satisfaction does not affect the agreement of the Parties regarding the recognition of the amount of Fund Leakage or the final determination by the Closing Auditor under Article 2.5 hereof)).

2.3 Closing Audit

(1) After the signing of this Agreement, the Investor and the Transferor shall promptly jointly appoint any one of the Big Four accounting firms (namely, Deloitte, Ernst & Young, KPMG and PwC) (the "Closing Auditor") to conduct an audit of the financial condition of the Group Companies as of the Base Date in accordance with the Accounting Standards (the "Closing Audit") and complete the Closing Audit and issue the consolidated statements of the Group Companies as of the Base Date (the "Closing Audit Statements") within three (3) months from the Signing Date hereof. The Investor and the Transferor shall each bear 50% of the fees and expenses to be charged by the Closing Auditor in connection with the Closing Audit. Each Party shall, and shall assist the Group Companies to, use all reasonable efforts to cooperate with the Closing Audit.

(2) The Transferor shall, based on the Closing Audit Statements issued by the Closing Auditor, promptly prepare a calculation statement of the Net Working Capital of the Group Companies, a calculation statement of the Net Cash of the Group Companies, and a calculation statement of the Debt-Like Items of the Group Companies, all on a consolidated basis as of the Base Date;

The Investor and the Transferor shall jointly appoint the Closing Auditor to, prior to the Satisfaction Date (as defined below): (i) re-calculate the said calculation statement of the Net Working Capital of the Group Companies on a consolidated basis as of the Base Date, and issue an agreed-upon procedures report to determine the specific amount of Net Working Capital of the Group Companies on a consolidated basis as of the Base Date; (ii) re-calculate the said calculation statement of the Net Cash of the Group Companies on a consolidated basis as of the Base Date, and, combining the fund withdrawal records and transaction details provided by the Guarantor related to its funds withdrawn in accordance with Article 6.17 (Fund Withdrawal Arrangements) hereof, issue an agreed-upon procedures report to determine the specific amount of Net Cash of the Group Companies on a consolidated basis as of the Base Date and the total amount of funds withdrawn by the Guarantor in accordance with Article 6.17 (Fund Withdrawal Arrangements) hereof; and (iii) re-calculate the said calculation statement of the Debt-Like Items of the Group Companies on a consolidated basis as of the Base Date, and issue an agreed-upon procedures report to determine the specific amount of Debt-Like Items of the Group Companies on a consolidated basis as of the Base Date;

For the avoidance of doubt, the Investor and the Transferor shall each bear 50% of the fees to be charged by the Closing Auditor under this Paragraph (2); the said financial figures shall conform to relevant provisions in the definition section of Article 1.1 hereof.

(3) The Guarantor agrees that if the "specific amount of Net Working Capital of the Group Companies on a consolidated basis as of the Base Date" as determined in the agreed-upon procedures report issued by the Closing Auditor pursuant to Paragraph (2) above is lower than the "specific amount of Net Working Capital of the Group Companies on a consolidated basis as of the Base Date" shown in Schedule 5 hereto, the Investor shall have the right, with respect to the difference, to reduce the Equity Transfer Price prior to Closing and deduct the corresponding amount when paying the Initial Payment or the Balance Payment, or to demand compensation from the Guarantor after Closing (and such compensation arrangement shall not be subject to the limitations set forth in Items (a) and (b) of Articles 7.6 (Limitation of Liability) hereof, but shall still be subject to the limitations set forth in other part of Article 7.6 (Limitation of Liability)).

(4) The Guarantor agrees that if the result of the "specific amount of Net Cash of the Group Companies on a consolidated basis as of the Base Date" minus the "total amount of funds withdrawn by the Guarantor in accordance with Article 6.17 (Fund Withdrawal Arrangements) hereof" determined in the agreed-upon procedures report issued by the Closing Auditor pursuant to Paragraph (2) above is lower than USD 150 million, the Investor shall have the right, with respect to the difference, to reduce the Equity Transfer Price prior to Closing and deduct the corresponding amount when paying the Initial Payment or the Balance Payment, or to demand compensation from the Guarantor after Closing (and such compensation arrangement shall not be subject to the limitations set forth in Items (a) and (b) of Articles 7.6 (Limitation of Liability) hereof, but shall still be subject to the limitations set forth in other part of Article 7.6 (Limitation of Liability)).

(5) The Guarantor agrees that if the "specific amount of Debt-Like Items of the Group Companies on a consolidated basis as of the Base Date" determined in the agreed-upon procedures report issued by the Closing Auditor pursuant to Paragraph (2) above is higher than the "specific amount of Debt-Like Items of the Group Companies on a consolidated basis as of the Base Date" shown in Schedule 5 hereto, the Investor shall have the right, with respect to the difference, to reduce the Equity Transfer Price prior to Closing and deduct the corresponding amount when paying the Initial Payment or the Balance Payment, or to demand compensation from the Guarantor after Closing (and such compensation arrangement shall not be subject to the limitations set forth in Items (a) and (b) of Articles 7.6 (Limitation of Liability) hereof, but shall still be subject to the limitations set forth in other part of Article 7.6 (Limitation of Liability)).

2.4 Total Price

Each Party hereby acknowledges and agrees that any profits, gains, bonuses, dividends, and losses of the Group Companies arising during the period from the Base Date to the Closing Date, as well as the past profits, gains, bonuses, and dividends of the Group Companies that have not been distributed as of the Signing Date hereof, have been taken into account in the Equity Transfer Price. Such profits, gains, bonuses, dividends, and losses shall be enjoyed or born by the Transferee, and the Transferor shall not claim any special distribution rights with respect thereto, nor shall it bear any responsibility therefor.

2.5 Price Adjustment or Compensation Due to Fund Leakage

The Transferor (i) warrants to the Transferee that, during the period from the Base Date (exclusive) to the Signing Date hereof (inclusive), no Group Company has incurred any Fund Leakage without issuing written notice thereof to the Transferee in accordance with the second paragraph of this Article 2.5; and (ii) undertakes to ensure that, during the period from the Signing Date hereof (exclusive) to the Closing Date (inclusive), no Group Company will incur any Fund Leakage without issuing written notice thereof to the Transferee in accordance with the second paragraph of this Article 2.5. The amount of Fund Leakage notified in writing by the Transferor to the Transferee as aforesaid shall not be subject to the mutual confirmation procedure under the fourth paragraph of this Article 2.5, and the Transferee shall have the right to directly deduct such amount when paying the Balance Payment.

If any Fund Leakage occurs during the period from the Base Date (exclusive) to the Closing Date (inclusive), the Transferor shall notify the Transferee in writing as soon as practicable after becoming aware of such Fund Leakage (provided that (i) in respect of any Funds Leakage of which the Transferor becomes aware prior to five Business Day before the Closing Date, such notice shall be given no later than the fifth Business Day prior to the Closing Date; (ii) in respect of any Funds Leakage of which the Transferor becomes aware within five Business Days before the Closing Date, such notice shall be given no later than the Closing Date itself).

If any Fund Leakage occurs in any Group Company during the period from the Base Date (exclusive) to the Closing Date (inclusive), the Investor shall have the right to deduct such amount when paying the Balance Payment, or to demand compensation from the Guarantor for the corresponding amount after Closing; provided that such reduction, deduction or compensation amount shall be based on the amount of Fund Leakage agreed upon by the Parties or finally determined by the Closing Auditor as described below. For the avoidance of doubt, the said compensation arrangement shall not be subject to the limitations set forth in Items (a) and (b) of Articles 7.6 (Limitation of Liability) hereof, but shall still be subject to the limitations set forth in other part of Article 7.6 (Limitation of Liability).

The Parties further agree that the Investor shall promptly after the Closing Date review any Fund Leakage (if any) incurred by the Group Companies during the period from the Base Date (exclusive) to the Closing Date (inclusive), and the Guarantor shall use its commercially reasonable efforts to assist, including but not limited to providing necessary explanations, documents, or information regarding the relevant transactions during the period from the Base Date (exclusive) to the Closing Date (inclusive). The Investor and the Guarantor shall promptly negotiate and confirm whether Fund Leakage has occurred in the Group Companies during the period from the Base Date (exclusive) to the Closing Date (inclusive) and the corresponding amount of Fund Leakage (if applicable). If the Parties fail to reach an agreement, they shall jointly appoint the Closing Auditor to judge and determine the matter in dispute (and only the matter in disputes) (the parties shall each bear 50% of the fees to be charged by the Closing Auditor in connection with the determination of the Fund Leakage dispute under this Article). The Parties shall use their commercially reasonable efforts to cause the Closing Auditor to make a decision on such matter in dispute in accordance with the relevant provisions of this

Agreement regarding Fund Leakage and issue a written report to the Investor and the Guarantor, and such decision shall be final and binding upon both the Investor and the Guarantor. The Parties agree that the entire procedures set forth in this Article 2.5 shall be completed within two (2) months after the Closing Date, and the preceding procedures shall allow reasonable time for the subsequent procedures.

2.6 Notwithstanding any provisions to the contrary, any deduction or reduction of the Equity Transfer Price, and/or any compensation or indemnification paid by the Guarantor to the Investor Indemnitees, shall not be duplicated (i.e., no double or multiple impact shall be imposed on the Guarantor in respect of the same matter).

Article 3 Conditions for this Transaction

3.1 Conditions for Investor's Closing

The Investor's obligation to complete the Closing of this Transaction on the Closing Date is subject to the satisfaction (or written waiver by the Investor) of each of the following conditions (the "Conditions for Investor's Closing") as of the Closing Date:

(a) The Guarantor Warranties and Founder Warranties (as defined below) shall be true, accurate and not misleading in all material respects, and omit no material fact necessary to make the statements therein not misleading, as of the Closing Date (provided that, for Guarantor Warranties and Founder Warranties that address circumstances as of a specific date, such Guarantor Warranties and Founder Warranties shall be true, accurate and not misleading in all material respects, and omit no material fact necessary to make the statements therein not misleading, only as of such specific date), except where the failure to be so would not have a Material Adverse Effect.

(b) The Transaction Documents (excluding the IOT) have been duly and validly executed by each party thereto (excluding the Transferee) and remain in full force and effect on the Closing Date. Each party to the Transaction Documents (excluding the Transferee) has performed and complied in all material respects with all covenants and obligations contained in the Transaction Documents required to be performed or complied with by such party prior to the Closing Date, except where the failure to do so would not have a Material Adverse Effect.

(c) There is no Applicable Laws or action by any Governmental Authority in effect that restricts, prohibits or cancels this Transaction.

(d) The Guarantor and the Group Companies have completed the following matters in connection with the execution of the Transaction Documents and/or performance of the transactions contemplated thereunder (for the purpose of Article 8.3(c) hereof, the matters set forth in Items (i) and (ii) below are "Material Conditions"):

(i) All shareholders and directors of the Target Company have adopted resolutions unanimously approving: (x) the Target Company's consummation of this Transaction, and the waiver of pre-emptive rights or other similar rights with respect to this Transaction, (y) the resignation of all current directors of the Target Company effective from the Closing Date.

(ii) The Cayman Company has adopted effective resolutions of the shareholders' meeting and the board of directors approving this Transaction, and the execution and performance of the corresponding Transaction Documents by the signatories thereto.

(iii) Entities within the Group Companies incorporated outside of China (the "Overseas Group Companies") have adopted resolutions of the board of directors/directors, unanimously approving the resignation of all existing authorized signatories for all bank accounts of the Overseas Group Companies effective from the Closing Date.

(iv) All shareholders and boards of directors/directors of the other Group Companies (excluding the Target Company) have adopted effective resolutions, unanimously approving the resignation of the existing legal representatives, directors, supervisors and officers effective from the Closing Date.

(e) The Investor's due diligence investigation on the business, operations, finance, Taxation, technology, human resources, legal affairs, and real estate/properties of the Group Companies (including the Investor's supplemental due diligence confirmation regarding the situation of the Group Companies during the Transition Period (as defined below) conducted prior to Closing) has not revealed any event or circumstance existing in any Group Company that constitutes a Material Adverse Effect.

(f) No Material Adverse Change has occurred since the Base Date.

(g) The Transferor has duly performed its obligations under Article 6.7(a)(i) and (ii) hereof and has provided the Investor with the acceptance receipt (for information submission) for the indirect transfer by non-residents issued by the competent Tax authority (for the purpose of Article 8.3(c) hereof, the condition set forth in this Item (g) is a "Material Condition").

(h) This Transaction has passed the anti-monopoly review by the anti-monopoly bureau of the State Administration for Market Regulation of China (the "Anti-monopoly Review").

(i) The Investor has submitted an information report form for large-scale non-sensitive projects in respect of this Transaction, informing the National Development and Reform Commission ("NDRC") of the relevant information, and the NDRC has not notified the Investor of any required corrections, or the Investor has completed any such corrections after being notified (the said arrangement is referred to as the "Large Non-sensitive Project Reporting") (For the avoidance of doubt, a status of “Submitted, Content Complete” shown on the Overseas Investment Management and Service Network System shall constitute completion of the Large Non‑sensitive Project Reporting).

(j) 【·】

(k) All existing contracts between the Group Companies (as one party) and the Outside Entities and their Affiliates (as the other party), and between the Group Companies (as one party) and Hata (as the other party) (excluding, however, contracts and routine business transactions between the Group Companies (as one party) and Hata (as the other party), provided that the transaction prices under such contracts and business transactions are not unfairly priced to the detriment of the interests of the Group Companies), have been performed in full in accordance with commercial practice (including that all inter-company outstanding payments and loans between the relevant entities have been paid/repaid in full with no remaining claims or debts, all goods have been fully delivered, all services have been performed, and there is no debt forgiveness or other benefit transfer) (For any such contract, if there is no circumstance where (x) one party has actually provided goods/services and the other party has not yet paid the corresponding amount for such goods/services; or (y) one party has actually paid the corresponding amount and the other party has not yet provided the goods/services corresponding to such amount, then the relevant contract may be terminated early and deemed fully performed under this Item); and, if after completing the fund withdrawal in accordance with Article 6.17 hereof, any amounts are owed by the Group Companies to the Outside Entities (excluding, however, amounts owed by the Group Companies to Hata arising from routine business transactions (provided that the transaction prices under such business transactions are not unfairly priced to the detriment of the interests of the Group Companies)), such amounts owed have been completely waived. (For the purpose of Article 8.3(c) hereof, the condition set forth in this Item (k) is a "Material Condition").

(l) The Guarantor has submitted to the Investor a divestiture plan for the Overseas Business and related personnel and assets (the "Divestiture Plan"; the Parties agree that if such Divestiture Plan has a material impact on the normal operation of the Group Companies' Primary Business within the Greater China region, the Investor's prior consent is required; personnel of the Group Companies to be transferred by the Guarantor to the Outside Entities pursuant to the Divestiture Plan are referred to as "Spun-off Personnel", and the remaining personnel of the Group Companies are referred to as "Retained Personnel"), and has completed the divestiture of the Overseas Business, personnel and assets from the Group Companies in accordance with such plan. (For the purpose of Article 8.3(c) hereof, the condition set forth in this Item (l) is a "Material Condition").

(m) The Group Companies have obtained all necessary consents from lending institutions required to complete this Transaction;

(n) The Investor has, together with the Transferor, completed the pre-Closing inspection and inventory in accordance with the provisions of Article 4.2 (Pre-Closing Inspection and Inventory) hereof.

3.2 Conditions for Transferor's Closing

The Transferor's obligation to complete the Closing of this Transaction on the Closing Date is subject to the satisfaction (or written waiver by the Guarantor) of each of the following conditions (the "Conditions for Transferor's Closing", together with the Conditions for Investor's Closing, individually or collectively, the "Closing Conditions") as of the Closing Date:

(a) The Investor Warranties (as defined below) shall be true, accurate and not misleading in all material respects, and omit no material fact necessary to make the statements therein not misleading, as of the Closing Date (provided that, for Investor Warranties that address circumstances as of a specific date, such Investor Warranties shall be true, accurate and not misleading in all material respects, and omit no material fact necessary to make the statements therein not misleading, only as of such specific date);

(b) The Transaction Documents (excluding the IOT) have been duly and validly executed by the Investor and remain in full force and effect on the Closing Date, and the Investor has performed and complied in all material respects with all covenants and obligations contained in the Transaction Documents required to be performed or complied with by the Investor prior to the Closing Date;

(c) There is no Applicable Laws or action by any Governmental Authority in effect that restricts, prohibits or cancels this Transaction;

(d) This Transaction has passed the Anti-monopoly Review.

3.3 Further Assurance

Each Party shall use its commercially reasonable efforts to take such necessary and reasonable actions to cause the Closing Conditions to be satisfied as soon as practicable (and in any event prior to the Longstop Date). If any Party becomes aware at any time of any fact or circumstance that might prevent the satisfaction of a Closing Condition, it shall immediately notify the other Parties in writing (accompanied by relevant written evidence, if applicable).

Article 4 Closing of this Transaction

4.1 Closing

The Closing of this Transaction shall occur within ten (10) Business Days after the date on which all Closing Conditions have been satisfied or duly waived by the relevant Party (unless a Closing Condition is by its nature to be satisfied on the Closing Date, in which case it is subject to such Closing Condition being satisfied or duly waived by the relevant Party on the Closing Date) (such date is referred to as the "Satisfaction Date" herein), or on such other date as agreed by the Transferor and the Investor. The date on which the Closing of this Transaction occurs is referred to as the "Closing Date".

4.2 Pre-Closing Inspection and Inventory

Prior to the Closing Date, the Guarantor shall cause the Group Companies to, with reference to the closing checklist set forth in Schedule 4 (the "Closing Checklist"), place the corresponding documents, materials, movable properties, equipment and inventory actually owned by the relevant Group Companies (collectively, the "Closing Deliverables") at the Group Companies' operating locations or such other locations as agreed by the Parties, and the Guarantor and the Investor shall jointly complete the review, inspection and inventory of the Closing Deliverables (For the avoidance of doubt, for assets such as inventory and equipment of the Group Companies, the Parties shall conduct the review, inspection and inventory by means of sampling. For other types of Closing Deliverables, the Parties shall choose specific methods for review, inspection and inventory as is practically feasible and reasonably necessary). The Guarantor shall, and shall cause the Group Companies to, provide necessary, reasonable and appropriate assistance with respect thereto.

For the avoidance of doubt, the Closing Checklist is merely a template document for similar projects for reference. Documents, materials, movable properties, equipment and inventory that the Parties mutually confirm after inventory do not exist or do not need to be handed over or taken over shall not be considered Closing Deliverables.

4.3 Actions at Closing

On the Closing Date (the following actions collectively referred to as the "Closing"):

(a) The Guarantor shall deliver, or cause the Target Company to deliver, to the Investor all of the following documents (the Parties agree that, for items other than those set forth in Items (i) and (ii) below, the Guarantor's obligation to deliver them to the Investor shall arise only after the Transferor has received the payment voucher evidencing that the Investor has paid the Initial Payment in accordance with Article 2.2 hereof):

(i) All Closing Deliverables other than chops (including but not limited to the Group Companies' official seals, contract seals, financial seals, legal representative signature seals and other seals), bank accounts (and their passwords, keys, online banking electronic keys, seal specimens, and other materials) (if not already delivered to the Investor by then);

(ii) A closing confirmation letter signed by the Guarantor dated the Closing Date, confirming that all Conditions for Investor's Closing (except for those set forth in Article 3.1(h) and Article 3.1(i)) have been satisfied, accompanied by written evidence (if not previously provided) that the Conditions for Investor's Closing under Article 3.1 (except for those set forth in Article 3.1(h) and Article 3.1(i)) have been satisfied;

(iii) The chops of the Group Companies (including but not limited to the Group Companies' official seals, contract seals, financial seals, legal representative signature seals and other seals), and the bank accounts of the Group Companies (and their passwords, keys, online banking electronic keys, seal specimens and other materials);

(iv) The Instrument of Transfer for this equity transfer, duly signed by the Transferor;

(v) Scanned copies of true copies of the register of shareholders of the Target Company, certified by its registered agent, and scanned copies of the relevant share certificates, showing the Investor as having been registered as a shareholder of the Target Company and the owner of the Target Equity (provided that the Investor shall cooperate in providing the relevant materials required for such registration and cooperate in completing such registration procedures);

(vi) Scanned copies of true copies of the register of directors of each Overseas Group Company, certified by its registered agent or company secretary, showing that all of its current directors have resigned and that the nominees of the Investor have been registered as directors of the relevant Overseas Group Companies (provided that the Investor and its nominees shall cooperate in providing the relevant materials required for such registration and cooperate in completing such registration procedures).

(b) The Investor shall (i) after receiving the Closing Deliverables corresponding to Articles 4.3(a)(i) to (ii) hereof, pay the Initial Payment in accordance with Article 2.2 hereof, (ii) provide the Guarantor with the Instrument of Transfer for this equity transfer, duly signed by it, and (iii) issue to the Guarantor a closing confirmation letter signed by the Investor dated the Closing Date, confirming that all Conditions for Transferor's Closing have been satisfied, accompanied by written evidence (if not previously provided) that the Conditions for Transferor's Closing under Article 3.2 have been satisfied.

Article 5 Representations and Warranties

5.1 Representations and Warranties of the Guarantor

Except for the information set forth in the Disclosure Letter in Schedule 3, and information provided by the Guarantor to the Investor and/or its Representatives/advisors in writing and fixed in the form of a CD-ROM or other written form prior to the Signing Date hereof (including any documents, materials or written information provided during the due diligence phase prior to the Signing Date hereof) (collectively, the "Guarantor Disclosed Contents"), the Guarantor ensures that the representations and warranties set forth in Part I of Schedule 2 hereto (the "Guarantor Warranties") are true, accurate and not misleading, and omit no material fact necessary to make the statements therein not misleading, as of the Signing Date and the Closing Date (provided that, for the representations and warranties in Articles 11 and 12 of Part I of Schedule 2 hereto, they shall be true, accurate and not misleading, and omit no material fact necessary to make the statements therein not misleading, as of the Base Date and the Closing Date);

provided further that, for Guarantor Warranties that address circumstances as of a specific date, such Guarantor Warranties shall be true, accurate and not misleading, and omit no material fact necessary to make the statements therein not misleading, only as of such specific date.

5.2 Representations and Warranties of the Founder

Except for the Guarantor Disclosed Contents, the Founder confirms to the Investor as of the Signing Date and the Closing Date that the representations and warranties set forth in Part II of Schedule 2 hereto (the "Founder Warranties") are true, accurate and not misleading, and omit no material fact necessary to make the statements therein not misleading.

5.3 Representations and Warranties of the Investor

The Investor warrants to the Guarantor and the Founder as of the Signing Date and the Closing Date that the representations and warranties set forth in Part III of Schedule 2 hereto (the "Investor Warranties") are true, accurate and not misleading, and omit no material fact necessary to make the statements therein not misleading.

Article 6 Covenants of the Parties

6.1 Notice of Events of Breach

If, prior to the Closing Date, a Material Adverse Change occurs in the Group Companies, or the Guarantor materially breaches its representations, warranties, covenants or other obligations hereunder, or any representation, warranty, covenant or other obligation of the Guarantor hereunder becomes untrue, inaccurate or materially misleading in any material respect, the Guarantor shall promptly and accurately disclose the situation to the Investor.

If, prior to the Closing Date, the Investor materially breaches its representations, warranties, covenants or other obligations hereunder, or any representation, warranty, covenant or other obligation of the Investor hereunder becomes untrue, inaccurate or materially misleading in any material respect, the Investor shall promptly and accurately disclose the situation to the Guarantor.

6.2 Business Operation during the Transition Period

During the Transition Period (as defined below), the Guarantor shall, to the extent within its control, cause the Group Companies to conduct their business within the ordinary and usual course of business and operate in a manner consistent with past practice, and shall, to the maximum reasonable extent within its control, ensure that no Material Adverse Change occurs.

6.3 【·】

6.4 Exclusivity

From the Signing Date hereof until the Closing of this Transaction or the termination of this Agreement pursuant to Article 8 hereof, whichever is earlier (the said period is referred to as the "Transition Period"), without prior written consent of the Investor, the Guarantor and/or the Founder shall not, directly or indirectly (including through any third party), and the Guarantor shall ensure that its Affiliates and the Group Companies do not, directly or indirectly (including through any third party): (i) solicit, initiate, consider, encourage or accept any proposal or offer from any Person or entity regarding any of the following matters (i.e., the matters referred to in Items (A), (B), and (C) below, collectively, "Competing Transactions"): (A) acquiring or purchasing all or part of the equity of any Group Company, or acquiring or purchasing material assets of any Group Company (except for products sold in the ordinary course of business in a manner consistent with past practice), (B) engaging in any merger, consolidation or business combination with any Group Company, (C) engaging in any recapitalization, restructuring, or any other transaction not in the ordinary course of business with any Group Company, or (ii) participate in any discussions, conversations, negotiations or other communications regarding a Competing Transaction, or provide any information or data related to the foregoing to any other entity, or in any other way cooperate with, assist, participate in, or encourage any efforts or attempts by any other entity to pursue a Competing Transaction. The Guarantor shall immediately cease (and shall cause relevant Group Company to immediately cease), and shall cause to be terminated, all discussions, conversations, negotiations or other communications regarding any Competing Transaction initiated prior to the Signing Date hereof. If any entity makes any proposal or offer regarding a Competing Transaction, or makes any inquiry or other contact regarding a Competing Transaction, the Guarantor shall promptly notify the Investor of the situation.

6.5 Investor's Rights to Know

The Parties agree that, during the Transition Period, the Investor may appoint Representatives to observe the management and operations of the Group Companies during normal working hours. The Guarantor shall, and shall cause the Group Companies to, cooperate and support such observation to the extent commercially reasonable, and provide the Investor's Representatives with documents and information related to the operation and management of the Group Companies.

During the Transition Period, subject to the provisions of Applicable Laws, the Investor or its Representatives may, after giving the Guarantor not less than three (3) Business Days' prior notice, inspect the Group Companies' such documents as sales data, operational data, management rules, meeting documents, accounting books, details of accounts receivable, tax records, fund records and/or fund flow statements, and communicate and discuss with the management, directors, auditors or employees of the Group Companies. The Guarantor shall ensure that the Group Companies provides necessary and reasonable facilities and assistance with respect thereto.

For the avoidance of doubt, the Investor shall keep in strictly confidential the information obtained pursuant to this Article 6.5 in accordance with the provisions of Article 9 hereof.

6.6 【·】

6.7 Tax Filing and Payment

(a) The Transferor shall (i) within thirty (30) days after the Signing Date hereof, complete the reporting of this Transaction to the competent Tax authority according to the requirements of the Announcement of the State Administration of Taxation on Several Issues Concerning Enterprise Income Tax on Indirect Transfer of Properties by Non-resident Enterprises (Announcement No. 7 of the SAT, 2015) and its subsequent amendments from time to time (collectively, "Announcement No. 7"); (ii) timely submit all necessary materials required by Announcement No. 7 and the competent Tax authority at that time, and provide the Investor with the acceptance receipt (for information submission) for the indirect transfer by non-residents issued by the competent Tax authority; (iii) timely pay the income taxes payable in respect of this Transaction under Announcement No. 7 in accordance with Applicable Laws and the requirements of the competent Tax authority (the "Taxes Payable").

(b) If the Transferor fails to timely perform its obligations under Article 6.7(a), any resulting late fees or penalties shall be borne by the Transferor alone.

(c) The Transferor and the Investor shall each bear the taxes payable by them in connection with the implementation and completion of the transactions contemplated hereunder.

6.8 Provision of Original Share Certificates, Registration Procedures Related to Bank Account and Personnel Change

The Guarantor undertakes to provide the Investor with the original share certificate of the Target Company within five (5) Business Days after the Closing Date, evidencing that the Investor has been registered as a shareholder of the Target Company and the owner of the Target Equity.

The Guarantor undertakes that it shall cause the existing authorized signatories of all bank accounts of the Overseas Group Companies to, within ten (10) Business Days after the Closing Date, cooperate in completing the procedures to change such authorized signatories to persons designated by the Investor according to the reasonable requirements of the Investor.

The Guarantor undertakes that it shall cause the relevant legal representatives, directors, supervisors and officers of the Group Companies registered in China as of the Closing Date to, after the Closing Date, cooperate in completing the industrial and commercial registration procedures to change such persons to persons designated by the Investor according to the reasonable requirements of the Investor.

6.9 Use of Dingdong-Related Marks

The Guarantor undertakes that it and its Affiliates (which, for the purpose of this Article, exclude the Group Companies, the same hereinafter) shall complete a name change within three (3) months after the Closing Date (but the Cayman Company shall complete such change within six (6) months after the Closing Date), so that their corporate names no longer contain the words "Dingdong", "叮咚" or "叮咚买菜". The Guarantor undertakes that, from the Closing Date, the Guarantor shall not, and shall cause its Affiliates not to, use in any manner "Dingdong", "叮咚", "叮咚买菜", or any names, trade names, trademarks, or identifiers similar to the said names, trade names, trademarks, or identifiers held by the Group Companies that are likely to cause confusion or misunderstanding, except for the use by the Guarantor and its Affiliates of such names, trade names, trademarks or marks solely as trade names prior to the change of their corporate names (provided that the Guarantor shall, in accordance with the provisions of this Article 6.9, ensure that it and its Affiliates complete the said corporate name change within the specified period).

6.10 Information Disclosure

The Guarantor undertakes to make necessary and appropriate information disclosures, notifications, and to solicit votes regarding this Transaction in accordance with applicable Laws and regulations and listing rules, and to conduct necessary communications with relevant shareholders at duly convened shareholders' meetings (if applicable).

The Parties agree that, notwithstanding any provisions to the contrary, the Guarantor's breach of the foregoing shall only be deemed its breach of this Article 6.10 if it results in the Investor being implicated in any legal proceedings (including but not limited to being named as a defendant, a third party or a subject of investigation) and the Investor, despite using its best reasonable efforts to defend and respond, still suffers Losses as a result. Subject to the provisions of Article 7.6 (Limitation of Liability) hereof, the Guarantor shall only be liable for compensation for the actual Losses suffered by the Investor due to its breach of this Article 6.10 (i.e., the amount of any judgment and related attorneys' fees), and shall not bear any other liability for breach of contract or compensation arising from this Article 6.10.

6.11 【·】

6.12 【·】

6.13 Divestiture Plan

The Guarantor agrees to use commercially reasonable efforts to formulate and submit the Divestiture Plan to the Investor by March 31, 2026 (or such extended period as otherwise agreed by the Parties), and complete all or substantially all of the divestiture work in accordance with the Divestiture Plan.

The Parties confirm and undertake that the costs and expenses involved in the implementation of the Divestiture Plan shall be borne according to the following arrangements: (1) the relevant Overseas Business, personnel and assets shall all be transferred by the Group Companies to the Outside Entities (or other entities designated by the Guarantor) without consideration, and the receiving/acquiring entities shall not be required to pay any fees to the Group Companies; (2) the relevant receiving/acquiring entities shall recognize the length of service of the Divested Personnel, and the Group Companies shall not be required to pay severance compensation to the Divested Personnel for their departure from the Group Companies; (3) the costs of relevant change registration procedures (if applicable) involved in the transfer of the relevant Overseas Business and assets shall be borne by the relevant receiving/acquiring entities; (4) taxes and fees involved in the transfer of the relevant Overseas Business and assets shall be borne by the receiving/acquiring entities in accordance with Applicable Laws and regulations; (5) the operating expenses and costs related to the Overseas Business, personnel and assets (for the avoidance of doubt, including the labor costs of the Divested Personnel) shall be borne by the Group Companies before the divestiture (the Investor shall assume these costs, and the Guarantor and/or the Founder shall not be required to compensate; provided that such operating expenses and costs do not exceed USD5 million in the aggregate), and shall ultimately be borne by the Transferor after the divestiture.

6.14 Anti-monopoly Review

The Investor shall, and shall cause its Affiliates to, use their best commercially reasonable efforts to obtain approval from the competent market regulatory authority in connection with the Anti-monopoly Review as soon as practicable. The Transferor shall, and shall cause its Affiliates to, use their best commercially reasonable efforts to promptly provide the Investor with documents, information, and materials reasonably required for the Anti-monopoly Review, in order to cooperate with the Investor in obtaining approval from the competent market regulatory authority in connection with the Anti-monopoly Review.

The Investor agrees that: (i) before submitting the formal application for the Anti-monopoly Review, the Investor shall provide the Guarantor with information concerning this Transaction or the Group Companies or the Guarantor or the Founder or their respective Affiliates contained in the Anti-monopoly Review filing materials at least five (5) Business Days in advance; (ii) if the Guarantor has any comments on the description of this Transaction or the Group Companies or the Guarantor or the Founder or their respective Affiliates in the Anti-monopoly Review filing materials, the Guarantor shall provide such comments within three (3) Business Days after receiving the information, and the Investor shall negotiate in good faith with the Guarantor regarding such comments; (iii) the Investor shall promptly notify the Guarantor in writing of the progress of the Anti-monopoly Review; (iv) if the competent market regulatory authority raises any feedback or supplemental requirements regarding the Anti-monopoly Review and such feedback or supplemental requirements involve this Transaction or the Group Companies or the Guarantor or the Founder or their respective Affiliates, then (x) the Investor shall promptly notify the Guarantor in writing and shall provide information concerning this Transaction or the Group Companies or the Guarantor or the Founder or their respective Affiliates contained in such feedback, (y) the Guarantor shall use commercially reasonable efforts to cooperate with the Investor in responding to such feedback or supplementing relevant information and materials, and (z) subject to the timeline required by the competent market regulatory authority, the Investor shall provide the Guarantor with a reasonable opportunity to comment before formally submitting responses, supplementary explanations and materials, and shall allow the

Guarantor a reasonable review period considering the timeline required by the competent market regulatory authority, during which the Guarantor shall promptly provide comments on such responses, supplementary explanations and materials, and the Investor shall negotiate in good faith with the Guarantor regarding such comments.

6.15 Large Non-sensitive Project Reporting

The Investor shall, and shall cause its Affiliates to, use their best commercially reasonable efforts to complete the Large Non-sensitive Project Reporting as soon as practicable. The Transferor shall, and shall cause its Affiliates to, use their best commercially reasonable efforts to cooperate with the Investor in completing such Large Non-sensitive Project Reporting. The Investor agrees that, with respect to information concerning this Transaction or the Group Companies or the Guarantor or the Founder or their respective Affiliates required to be submitted to the NDRC for such reporting procedures, it shall reasonably inform the Guarantor, seek the Guarantor's comments, and negotiate in good faith (with reference to the procedures set forth in the second paragraph of Article 6.14), and the Investor shall promptly notify the Guarantor in writing of the progress of the Large Non-sensitive Project Reporting.

6.16 Hata Divestiture

The Parties acknowledge and agree that the Guarantor shall have the right, prior to the Closing Date, to transfer all equity interests held by them in Hata through the Group Companies to an entity designated by the Guarantor, at a consideration equal to the audited standalone net asset value of Hata as of the Base Date (provided that if the net asset value is negative, the consideration shall be zero). The Guarantor shall provide the audited financial statements of Hata as of the Base Date to the Investor for review before such transfer. Taxes and fees involved in such transfer shall be borne by the Guarantor.

6.17 Fund Withdrawal Arrangements

The Parties acknowledge and agree that the Guarantor shall have the right, no later than August 31, 2026 (or within an appropriately extended period, provided it does not affect the Closing Auditor's ability to issue the agreed-upon procedures report prior to the Satisfaction Date as stipulated in Article 2.3(2) hereof), to withdraw funds from the Group Companies to the Outside Entities, in an aggregate amount not exceeding USD 280 million. (For the avoidance of doubt, payments by the Group Companies to the Founder, the Outside Entities, and/or their Affiliates for routine business transactions shall not be considered fund withdrawals under this Article 6.17).

The Parties acknowledge and agree that the Guarantor shall withdraw funds first by means of the Group Companies repaying amounts payable to the Outside Entities. After all amounts payable have been fully repaid, the Guarantor shall have the right to withdraw funds through all lawful and compliant means. The Investor and its Affiliates shall provide necessary and reasonable facilities and assistance with respect thereto.

The Parties acknowledge and agree that, with respect to amounts owed by the Group Companies to the Founder or his Affiliates as of the Base Date, the Guarantor shall negotiate with the Investor to cause the relevant parties to settle such amounts prior to the Closing Date through (i) waiver of such amounts by the Founder or his Affiliates, (ii) repayment by the relevant Group Companies, or (iii) other methods acceptable to the Investor. If repayment by the relevant Group Companies is adopted, the repayment amount shall be considered part of the fund withdrawal amount referred to in this Article 6.17.

6.18 Repayment of Intercompany Business Payables

The Transferor undertakes that the relevant Outside Entities shall, by March 31, 2026, repay to the Group Companies all intercompany business payables outstanding as of December 31, 2025 (not less than USD9.5 million).

6.19 Government Approvals

Except for the Anti-monopoly Review and the Large Non-sensitive Project Reporting, if either the Transferor or the Investor is required to obtain any Government Approval or make any filing with any Governmental Authority in connection with this Transaction, such Party shall use its best commercially reasonable efforts to obtain such approval and/or complete such filing as soon as practicable (and in any event no later than the deadlines stipulated by relevant laws and regulations).

Article 7 Liability for Breach

7.1 Liability for Losses Caused by Breach

(a) The occurrence of any of the following circumstances constitutes an event of breach hereunder (an "Event of Breach"): (x) any representation or warranty made by any Party hereunder is untrue, inaccurate misleading, or contains a material omission; (y) any Party breaches its covenants hereunder; or (z) any Party fails to perform its obligations hereunder in accordance with the provisions hereof.

(b) If any Party (the "Breaching Party") commits an Event of Breach, or if a third party makes any claim against any other Party due to an Event of Breach of such Breaching Party (except for claims or demands arising from such other Party's own breach of its agreement with the third party), the Breaching Party shall indemnify or compensate the other Party for any Losses incurred by such other Party due to such Event of Breach.

7.2 【·】

7.3 Payment of Guarantor's Indemnification

If it is recognized by the Guarantor or finally and effectively determined by the dispute resolution body hereunder pursuant to Article 12.2 hereof that the Guarantor has incurred any Loss compensation payable to the Investor Indemnitees under any Transaction Document, the Investor shall be entitled (but not be obligated) to deduct the corresponding compensation amount from the Balance Payment for set-off purposes (the "Deductible Compensation Amount", the amount of such Deductible Compensation Amount shall be that recognized by the Parties or that determined in the final and effective ruling issued by the dispute resolution body, and subject to the provisions of Article 7.6 (Limitation of Liability) hereof).

If the Balance Payment not yet paid at that time is insufficient to cover the Deductible Compensation Amount (or if the Investor does not choose set-off at that time), the Guarantor shall pay the un-deducted amount to the account designated by the Investor within ten (10) Business Days after receiving a written notice from the Investor.

7.4 Other Remedies

With respect to any Party's breach of this Agreement, the rights and remedies of the other Parties under or pursuant to this Agreement are cumulative and do not affect any other rights or remedies available to the other Parties under Applicable Laws (including but not limited to specific performance).

7.5 No Recourse

The Guarantor hereby acknowledges, agrees and undertakes that it shall not pursue recourse against the Group Companies for any indemnification claims made by the Investor Indemnitees against it hereunder, nor shall it demand that the Group Companies compensate it for any indemnification or compensation amount it pays to the Investor Indemnitees hereunder.

7.6 【·】

Article 8 Effectiveness and Termination

8.1 Effectiveness

This Agreement shall take effect upon being signed or sealed by the Parties or their authorized representatives.

8.2 Events of Termination

This Agreement may be terminated prior to the Closing by the relevant Party (For the purpose of this Article 8, the Guarantor and the Founder shall be deemed as a single party and be represented collectively by the Founder, who, together with the Investor, are hereinafter collectively referred to as the "Parties" and individually as a "Party" under this Article 8) in the following manners:

(a) Either Party shall have the right to terminate this Agreement if the Closing has not occurred by the date twelve (12) months after the Signing Date hereof (or such longer period as otherwise agreed in writing by the Parties) (the "Longstop Date") for any reason not attributable to such Party.

(b) If either Party materially breaches its representations, warranties, obligations, or covenants contained herein, and such breach (i) in the case of breach by the Guarantor and/or the Founder, could reasonably be expected to cause a Material Adverse Effect on the Group Companies, (ii) in the case of breach by the Investor, could reasonably be expected to cause the Guarantor and/or the Founder to suffer Losses exceeding USD30 million, and such breach is incapable of being cured or is not cured within thirty (30) days after the other Party gives written notice thereof, the other Party shall have the right to terminate this Agreement.

(c) If the Investor fails to pay the Initial Payment in full and on time within the corresponding period according to the provisions hereof, and still fails to make full payment within ten (10) Business Days after receiving a written reminder from the Transferor, the Transferor shall have the right to terminate this Agreement.

(d) This Agreement may be terminated by the mutual written consent of the Parties.

8.3 Consequences of Termination

(a) If this Agreement is terminated pursuant to Article 8.2 above, this Agreement shall cease to be binding upon the Parties, but the Parties shall remain bound by this Article 8.3, Article 7 (Liability for Breach) (excluding Articles 7.2 to 7.5), Article 9 (Confidentiality), Article 10 (Costs and Expenses), Article 11 (Notices), and Article 12 (Governing Law and Dispute Resolution). The provisions of this Article 8.3 shall not be deemed to relieve either Party from liability for breach prior to the termination date, nor shall it affect the rights of the other Party to obtain indemnification or compensation hereunder.

(b) If this Agreement is terminated pursuant to Article 8.2, the Parties shall, based on the principles of fairness, reasonableness, and good faith, return the consideration (if any) received by them hereunder within thirty (30) days and use their best efforts to restore the status of each Party to that existing at the time of signing this Agreement.

(c) The Parties agree that: (i) if both the Anti-monopoly Review and the Large Non-sensitive Project Reporting have been completed, but the Material Conditions are not satisfied by the Longstop Date, and this Agreement is terminated/rescinded, the Transferor shall pay USD75 million to the Investor as a termination fee; (ii) if the Guarantor is dilatory in cooperating with the Investor to advance and complete the Anti-monopoly Review and/or the Large Non-sensitive Project Reporting (as detailed below), thereby causing the Anti-monopoly Review and/or the Large Non-sensitive Project Reporting not to be completed by the Longstop Date, and this Agreement is terminated/rescinded, the Transferor shall pay USD75 million to the Investor as a termination fee; (iii)

if (x) the Anti-monopoly Review fails to be passed/completed by the Longstop Date, even though the Transferor has materially fulfilled its cooperation obligations under Article 6.14 hereof, or (y) the Large Non-sensitive Project Reporting fails to be completed by the Longstop Date, even though the Transferor has materially fulfilled its cooperation obligations under Article 6.15 hereof, and this Agreement is terminated/rescinded, the Investor shall pay USD75 million to the Transferor as a termination fee; (iv) if both the Anti-monopoly Review and the Large Non-sensitive Project Reporting have been completed (provided that, if the Investor is dilatory in advancing and completing the Anti-monopoly Review and/or the Large Non-sensitive Project Reporting (as detailed below), the corresponding procedures shall be automatically deemed completed under this Subparagraph (iv)), the Material Conditions have been satisfied by the Longstop Date, and there has been no Material Adverse Change in the Group Companies since the Base Date, but the Investor fails to fully pay the Initial Payment by the Longstop Date or the Transferor terminates/rescinds this Agreement based on Article 8.2(c) hereof, the Investor shall pay USD150 million to the Transferor as a termination fee.

For the purpose of this Article 8.3(c), the said "Guarantor is dilatory in cooperating with the Investor to advance and complete the Anti-monopoly Review and/or the Large Non-sensitive Project Reporting" refers to the circumstances where the Guarantor fails to cooperate, passively cooperates, in providing the documents, information and materials necessary for the Anti-monopoly Review and/or the Large Non-sensitive Project Reporting to the Investor, or there are material omissions in the process of cooperation, including but not limited to the following situation: subject to the Investor's material compliance with its obligations under Article 6.14 or Article 6.15 (as the case may be), (i) the Guarantor, after receiving a request from the Investor, fails to provide or confirm within a reasonable period, or refuses to provide or confirm, documents, information, or materials that are relevant and necessary for the Anti-monopoly Review application and/or the Large Non-sensitive Project Reporting, and still fails to do so within ten (10) Business Days after a written reminder from the Investor, thereby causing the Investor to be unable to submit the application before the Filing Deadline or to submit supplementary application materials within the timeframe required by the competent government authority; (ii) the Guarantor submits obviously false or incomplete materials, causing the relevant application to be rejected or unable to pass, and fails to re-submit qualified materials to the Investor for submission within the timeframe required by the competent government authority.

For the purpose of this Article 8.3(c), the said "Investor is dilatory in advancing and completing the Anti-monopoly Review and/or the Large Non-sensitive Project Reporting" refers to circumstances where the Investor fails to cooperate, passively cooperates, or has material omissions, thereby failing to timely advance and complete the Anti-monopoly Review and/or the Large Non-sensitive Project Reporting, including but not limited to the following situation: subject to the Transferor's material compliance with its cooperation obligations under Article 6.14 or Article 6.15 (as the case may be), (i) the Investor fails to formally submit the Anti-monopoly Review application and/or the Large Non-sensitive Project Reporting to the competent government authority within two

(2) months after the Signing Date hereof (or such extended period as agreed by the Guarantor) (the "Filing Deadline"); (ii) the Investor refuses to provide the Guarantor with the requirements for materials to be prepared by the Guarantor or the Group Companies related to the Anti-monopoly Review application and/or the Large Non-sensitive Project Reporting; (iii) the Investor, without justifiable reason, fails to submit supplementary materials or respond to supplementary requests within the timeframe required by the competent government authority; (iv) the Investor unilaterally withdraws or suspends the relevant application; (v) the Investor submits obviously false or incomplete materials, causing the relevant application to be rejected or unable to pass, and fails to re-submit qualified materials within the timeframe required by the competent government authority.

The said termination fee shall be paid by the Party obligated to pay the same to the bank account designated by the Party entitled to receive the same within ten (10) Business Days after receiving a written notice from the Party entitled to receive the same.

The Parties acknowledge that the provisions regarding the termination fee fairly, equitably and justly reflect the Losses that would be caused to the relevant Party under the corresponding circumstances. The Parties fully understand that proving such Losses is difficult, but the consequences are severe, and hereby confirm that they waive the relevant Party's obligation to prove the reasonableness of the composition of the termination fee and its correlation with actual Losses, and waive the right to request any adjudicatory body to reduce or waive the termination fee under any circumstances.

(d) For the avoidance of doubt, if the occurrence of any Force Majeure Event makes it practically impossible to complete the Closing of this Transaction by the Longstop Date, or if this Agreement is terminated for any reason other than those giving rise to the termination fee as stipulated in Article 8.3(c) above, neither the Transferor (as one party) nor the Transferee (as the other party) shall be liable to compensate the other party for the failure of the Closing to occur or for the termination of this Agreement, nor shall either party be required to pay any form of termination fee/break-up fee. The Parties shall, following the principles of fairness, reasonableness and good faith, return the consideration received by them hereunder (if any) within thirty (30) days and use their best efforts to restore the status of each Party to that at the time of signing this Agreement.

(e) The Parties acknowledge and agree that, the Target Equity to be transferred hereunder and this Transaction are special, unique and irreplaceable. If either Party (for the purpose of this Article 8.3(e), the "Breaching Party") fails or refuses to complete this Transaction in accordance with the provisions hereof, monetary compensation or indemnification (including the termination fee) alone would not be an adequate and effective remedy for the other Party (for the purpose of this Article 8.3(e), the "Counterparty"). Therefore, without prejudice to any other rights or remedies available to the Counterparty under law or equity, the Counterparty shall have the right, pursuant to the dispute resolution mechanism stipulated herein, to apply to and seek from the competent arbitral tribunal and/or any competent court (solely for the purpose of obtaining interim, preservative or enforcement-related relief) specific performance, injunctive relief or other equitable remedies, to compel the Breaching Party to complete this Transaction in accordance with the provisions hereof, including but not limited to completing the transfer of the Target Equity and the payment of the full Equity Transfer Price, without the need to prove that it has actually suffered Losses or that monetary compensation is inadequate. The Parties further agree that neither Party shall object to or defend against any application by the other Party for the said specific performance or other equitable remedies solely on the grounds that monetary compensation would be an adequate remedy.

(f) For the avoidance of doubt, under no circumstances shall either Party be entitled to or permitted to simultaneously obtain both of the following rights: (1) obtaining an order for specific performance or other equitable remedies in accordance with the terms of Article 8.3(e) to compel the completion of this Transaction; and (2) obtaining payment of the termination fee from the other Party under Article 8.3(c).

Article 9 Confidentiality

9.1 General Obligations

Each Party undertakes to the other Parties that, without prior written consent of the disclosing Party, it will not disclose Confidential Information to any person, and each Party shall also cause its respective directors, consultants, employees, agents, advisors, professional advisors, and Affiliates, as well as the directors, consultants, employees, agents, advisors, lawyers, and other professional advisors of each of its Affiliates (collectively, "Representatives") to comply with the above provisions.

"Confidential Information" as used herein refers to: (i) trade secrets or other non-public information of any other Party; (ii) trade secrets or non-public information of any Group Company (prior to and on the Closing Date hereunder, this Item (ii) shall constitute Confidential Information in respect of which the Investor and its Affiliates/Representatives owe confidentiality obligations; after the Closing Date hereunder, this Item (ii) shall constitute Confidential Information in respect of which the Guarantor and/or the Founders and their respective Affiliates/Representatives owe confidentiality obligations); (iii) any terms of the Transaction Documents, this Transaction and the arrangements concerning this Transaction; and (iv) information or materials prepared by a Party or its Representatives that contain or otherwise reflect or are generated from Confidential Information (in respect of information or materials related to the Confidential Information under Item (ii) above, the determination of which Party owes confidentiality obligations in respect thereof shall be consistent with the mechanism set forth in Item (ii) above).

9.2 Exceptions

The provisions of Article 9.1 above shall not apply to disclosures under the following circumstances:

(a) Disclosures permitted in accordance with the provisions of this Agreement;

(b) Confidential Information that has become generally available to or known by the public, unless such disclosure occurred as a result of disclosure by or through a Party or its Representatives in violation of the Transaction Documents;

(c) Disclosures by a Party of Confidential Information to its Representatives solely for the purpose of achieving or performing the transactions contemplated by the Transaction Documents; provided that such Representative (i) has a need to know such Confidential Information, and (ii) is subject to confidentiality obligations not less stringent than the standards set forth in this Agreement, and such Party shall be liable to the other Parties hereunder for its Representatives' breach of confidentiality obligations;

(d) Information that a Party subsequently lawfully obtains from a third party and is under no confidentiality obligation with respect thereto; or

(e) Disclosures made by a Party as required by securities exchange rules, Applicable Laws, or litigation, arbitration, or legal proceedings arising out of this Agreement (including announcements, circulars, or other documents required by listing rules); provided that such Party shall, to the extent permitted, give a notice to the other Parties and comply with practicable confidentiality arrangements.

9.3 Names or Marks

Without prior written permission of the Investor, no Party hereto nor its Affiliates may use or refer in any manner to the trademarks, or other names, trade names, trademarks, or marks similar to the said names, trade names, trademarks, or marks used by the Investor and its Affiliates.

Without prior written permission of the Guarantor, the Investor and its Affiliates may not use or refer in any manner to the trademarks, or other names, trade names, trademarks or marks similar to the said names, trade names, trademarks or marks used by the Guarantor and/or the Founder and their respective Affiliates (For the avoidance of doubt, including the Group Companies prior to the Closing Date), except for the use by the Investor and its Affiliates of any trademarks, or other names, trade names, trademarks or mark similar to the said names, trade names, trademarks or marks used by any Group Company after the Closing Date.

9.4 Publicity

Without prior written consent of the Transferor and the Investor, no other Party shall, nor shall they cause others to, issue any reports or make any announcements concerning the Transaction Documents or the transactions contemplated thereunder, nor shall they otherwise communicate with any media regarding the same.

Article 10 Costs and Expenses

Each Party shall bear its respective costs and expenses incurred in connection with the due diligence, preparation, negotiation and execution of this Agreement and the other Transaction Documents, and the completion of the transactions contemplated under the Transaction Documents (including but not limited to the fees for engaging professional advisors). The Guarantor undertakes that, under no circumstances shall the Group Companies bear, after the Base Date, any costs and expenses incurred by the Guarantor in connection with or arising from this Transaction (including but not limited to the fees for engaging professional advisors).

Article 11 Notices

Any and all notices, demands or other communications given hereunder shall be in writing and delivered or sent to the relevant Party's following mailing or email address (or such other mailing or email address as the receiving Party may notify the other Parties in writing ten (10) days in advance).

To the Investor:
	Address:	【·】
	Attention:	【·】
	Email:	【·】

To the Guarantor:
	Address:	【·】
	Postal Code:	【·】
	Attention:	【·】
	Email:	【·】
To the Founder:
	Address:	【·】
	Postal Code:	【·】
	Attention:	【·】
	Email:	【·】

Any notice, demand or other communication sent or served according to the provisions of this Article 11 shall be deemed to have been served: (i) if sent by registered mail, on the fifth (5th) Business Day after the date on which the notice, demand or communication concerning the receiving Party's said address is dispatched by post and a receipt is issued by the post office (provided that when choosing to notify by registered mail, the notifying Party shall simultaneously notify the notified Party by email); (ii) if delivered by courier or by personal delivery, when the relevant notice, demand or communication is delivered to the receiving Party's said address (provided that in the case of leaving at the address, the notifying Party shall simultaneously notify the notified Party by email); and (iii) if sent by email, when the relevant notice, demand or communication is transmitted to the receiving Party's said email address (provided that the sender does not receive a delivery failure notification within 24 hours after sending).

Article 12 Governing Law and Dispute Resolution

12.1 Governing Law

The formation, validity, interpretation and performance of this Agreement, and the disputes arising hereunder, shall be governed by the laws of Hong Kong, China.

12.2 Arbitration

Any dispute, controversy, difference or claim arising out of or in connection with this Agreement, including any dispute regarding its existence, validity, interpretation, performance, breach or termination, or any non-contractual obligations arising out of or in connection with it (each a "Dispute"), shall first be resolved by the Parties involved through friendly negotiations. If such negotiation fails within thirty (30) days after the commencement of the negotiation, either party shall have the right to submit the Dispute to the Hong Kong International Arbitration Centre (the "HKIAC") for arbitration according to its current arbitration rules. The language of the arbitration shall be Chinese. The place of arbitration shall be Hong Kong. The arbitration award shall be final and binding upon all Parties, and the Parties agree to be bound thereby and to act accordingly. The costs of arbitration and the costs of enforcing the arbitration award (including witness fees and reasonable attorneys' fees) shall be borne by the losing Party, unless otherwise provided in the arbitration award. When a Dispute arises, except for the matters in dispute, the Parties shall continue to exercise and perform their remaining rights and obligations hereunder.

Article 13 Miscellaneous

13.1 Assignment

No Party may assign any of its rights or obligations hereunder without prior written consent of the other Parties.

13.2 Waiver

A Party's waiver of any of its rights, powers or remedies hereunder shall only be effective if it is in writing and signed by such Party. A Party's failure to exercise or delay in exercising any of its rights, powers or remedies hereunder shall operate as a waiver of such right, power, or remedy, nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise of such right, power, or remedy or the exercise of any other right, power or remedy.

13.3 Entire Agreement

This Agreement and the other Transaction Documents constitute the entire agreement among the Parties, and shall supersede any prior letters of intent,

agreements, statements, undertakings, or understandings among the Parties, with respect to the subject matters hereunder. In the event of any conflict or inconsistency between such prior letters of intent, agreements, statements, undertakings, or understandings and this Agreement, the provisions of this Agreement shall prevail.

13.4 Schedules

The schedules to this Agreement form an integral part of, and shall have the same legal effect as, the main body of this Agreement.

13.5 Severability

If any one or more provisions of this Agreement are held to be invalid, illegal or unenforceable under Applicable Laws in any respect, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. The Parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid, legal, and enforceable provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. The non-enforceability of a provision of this Agreement against one Party shall not affect its enforceability against the other Parties.

13.6 Amendment

No amendment to this Agreement shall take effect unless it is made in written agreement and signed by the Parties or their authorized representatives.

13.7 Counterparts

This Agreement may be executed in multiple counterparts, each of which shall have the same legal effect. Electronic copies of the executed text of this Agreement exchanged electronically and stored in PDF format shall be deemed originals, and may be used independently as evidence of the formation and validity of this Agreement.

13.8 Further Assurance

Upon the reasonable request of any Party, and without further consideration, each other Party shall execute and deliver such additional instruments and take such further lawful actions as may be necessary or desirable to implement and give effect to the transactions contemplated hereunder in the most expeditious manner possible. With respect to all documents filed by a Party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereunder, such Party shall promptly consult with the other Parties and provide any necessary information and materials. Specifically (but not limited to), the Parties shall use their reasonable best efforts and cooperate with each other to obtain all consents required to implement the transactions contemplated hereunder.

13.9 If a matter stipulated herein requires performance or assistance by the Group Companies prior to the Closing, the Guarantor agrees to cause the Group Companies to perform or assist in such matter. If a matter stipulated herein requires performance or assistance by the Group Companies after the Closing, the Investor agrees to cause the Group Companies to perform or assist in such matter.

13.10 No Third-Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns.

13.11 Governmental Form Text

If the Parties need to enter into a separate short-form agreement for this Transaction for the purpose of governmental approval or similar purposes, this Agreement shall prevail over such short-form agreement in all respects, and such short-form agreement may only be used for the said governmental approval or similar purposes and shall not be used to establish or prove the rights and obligations of the relevant parties concerning the matters stipulated therein.

(The remainder of this page is intentionally left blank)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Dingdong (Cayman) Limited Signature:____________________________ Name: Title: Director

Signature page of the Agreement on the Transfer of Equity in Dingdong Fresh Holding Limited

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Liang Changlin Signature:________________________

Signature page of the Agreement on the Transfer of Equity in Dingdong Fresh Holding Limited

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Two Hearts Investments Limited Signature:____________________________ Name: Title: Director

Signature page of the Agreement on the Transfer of Equity in Dingdong Fresh Holding Limited

Schedule 1 Details of the Target Company

Schedule 1

Schedule 2 Representations and Warranties

Schedule 2

Schedule 3 Disclosure Letter

Schedule 3

Schedule 4 Closing Checklist

Schedule 4

Schedule 5 Financial Data as of the Base Date

Exhibit 99.3

DINGDONG (CAYMAN) LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR 2026 ANNUAL GENERAL MEETING

to be held on March 27, 2026

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the 2026 annual general meeting (the “AGM”) of Dingdong (Cayman) Limited (the “Company”). The board of directors of the Company has fixed:

•
the close of business on March 9, 2026 (Shanghai time) as the record date for ordinary shares (the “Ordinary Share Record Date”); and
•
the close of business on March 6, 2026 (New York time) as the record date for American depositary shares (the “ADSs”) (the “ADS Record Date”, together with the Ordinary Share Record Date, the “Record Date”), for determining the shareholders entitled to receive notice of, and to vote at, the AGM or any adjourned or postponed meeting thereof.

Only holders of record of the Company’s ordinary shares at the close of business on the Ordinary Share Record Date are entitled to attend and to vote at the AGM. Holders of the Company’s ADSs representing the Company’s Class A ordinary shares are not entitled to vote directly at the AGM. Instead, holders of record of ADSs at the close of business on the ADS Record Date who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

A holder of the Company’s ordinary shares entitled to attend and to vote at the AGM is entitled to appoint one or more proxies to attend the AGM and, on a poll, vote instead of him. A proxy need not also be a holder of the Company’s ordinary shares.

In respect of the matters requiring shareholders’ vote at the AGM, each holder of the Company’s Class A ordinary shares is entitled to one vote per share, and each holder of the Company’s Class B ordinary shares is entitled to 20 votes per share. The quorum of the AGM consists of one or more shareholder(s) present in person or by proxy or by a duly authorized representative, together holding or representing not less than fifty percent of all votes attaching to the issued and outstanding shares of the Company entitled to vote at the AGM.

The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the AGM, or (ii) voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed, and returned to the Company (i) by mail to Building T4, Zhangjiang Science Gate, Lane 188 Yuren Road, Pudong District, Shanghai 201210, People’s Republic of China (Attention to IR department), or (ii) by email to ir@100.me, as soon as possible and in any event no later than 8:00 PM, Shanghai time, on March 25, 2026.

DINGDONG (CAYMAN) LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR 2026 ANNUAL GENERAL MEETING

to be held on March 27, 2026

I/We,

Please Print Name(s)

of

Please Print Address(es)

the undersigned, being the registered holder of _____________ Class A ordinary shares(Note 1), par value US$0.000002 per share, and _____________ Class B ordinary shares(Note 1), par value US$0.000002 per share of Dingdong (Cayman) Limited (the “Company”), hereby appoint the Chairman of the 2026 Annual General Meeting(Note 2) or ________________ of ___________________________________as my/our proxy to attend and act for me/us at the 2026 Annual General Meeting of the Company to be held at Building T4, Zhangjiang Science Gate, Lane 188 Yuren Road, Pudong District, Shanghai 201210, People’s Republic of China (or at any adjourned or postponed meeting thereof), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

1 Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE 2026 ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

Resolution 1:

As an ordinary resolution:

Approval of the Transaction. THAT, the entry by the Company into the definitive Share Purchase Agreement (the “Share Purchase Agreement”) with Two Hearts Investments Limited (the “Buyer”), a wholly-owned subsidiary of Meituan (HKEX: 3690), and the consummation of the transactions contemplated thereunder (the “Transaction”), be and is hereby approved, confirmed and ratified in all respects.

Pursuant to the Share Purchase Agreement, the Company has agreed to sell to the Buyer all issued and outstanding shares of Dingdong Fresh Holding Limited, the Company’s wholly-owned subsidiary incorporated in the British Virgin Islands, which holds through a series of wholly-owned and majority equity interest subsidiaries substantially all of the Company’s operations in China.

		☐	☐	☐
2.

Resolution 2:

As an ordinary resolution:

Authorization for Use of Proceeds. THAT, subject to and conditional upon the closing of the Transaction and the receipt by the Company of the cash proceeds therefrom, and compliance with the Companies Act of the Cayman Islands, the Board of Directors (the “Board”) be and is hereby authorized to utilize not less than 90% of the Company’s cash balance after the closing (after adjustments for Transaction-related costs and expense payables) for share repurchase plan and/or the issuance of dividends to the Company’s shareholders, at such time, in such manner as the Board, in its absolute discretion, deems appropriate and in the best interests of the Company.

		☐	☐	☐

3.

Resolution 3:

As an ordinary resolution:

General Authorization. THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

	☐	☐	☐

Dated _________________, 2026	Signature(s)(Note 4) ___________________________________

3 IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the AGM in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the AGM in person but if a member attends the AGM and votes, this proxy will be revoked.

4 This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

Exhibit 99.4

ANNUAL GENERAL MEETING OF

DINGDONG (CAYMAN) LIMITED

(Continued and to be signed on the reverse side)

1.1 14475

ANNUAL GENERAL MEETING OF

DINGDONG (CAYMAN) LIMITED

March 27, 2026

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 A.M. Eastern Time on March 24, 2026.

↓ Please detach along perforated line and mail in the envelope provided. ↓

032726

Resolutions presented for consideration by the Annual General Meeting on March 27, 2026.
THE BOARD RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR AGAINST ABSTAIN

1. As an ordinary resolution: ☐ ☐ ☐

FOR AGAINST ABSTAIN

2. As an ordinary resolution: ☐ ☐ ☐

FOR AGAINST ABSTAIN

3. As an ordinary resolution: ☐ ☐ ☐

To change the address on your account please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.